SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*

(Amendment No. 1)

NAB Asset Corporation

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

628712200

(CUSIP Number)

Mr. Raymond G. Smerge
Secretary
Centex Financial Services, Inc.
2728 North Harwood
Dallas, Texas 75201
(214) 981-6530

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 16, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SIGNATURE

CUSIP NO. 628712200	SCHEDULE 13D	Page 2 of 3

      Certain information in the Schedule 13D filed on July 25, 2001, by Centex Financial Services, Inc., a Nevada corporation (“Centex Financial”), and Centex Corporation, a Nevada corporation (“Centex”) is hereby amended by this Amendment No. 1 to correct an error in the original filing.

      The fourth sentence of the first paragraph of Item 3.   Source and Amount of Funds or Other Consideration is hereby amended and restated in its entirety to the following: “The price per share of Common Stock paid by Centex Financial ranged from approximately $.04600 to $.10360.”

CUSIP NO. 628712200	SCHEDULE 13D	Page 3 of 3

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 26, 2001

CENTEX FINANCIAL SERVICES, INC

By: /s/ Raymond G. Smerge Name: Raymond G. Smerge Title: Executive Vice President and Chief Legal Officer

CENTEX CORPORATION

By: /s/ Leldon E. Echols Name: Leldon E. Echols Title: Executive Vice President and Chief Financial Officer